

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 22, 2012

<u>Via E-mail</u>
Mr. Joseph J. Euteneuer
Chief Financial Officer
Sprint Nextel Corporation
6200 Sprint Parkway
Overland Park, KS 66251

      Re: Sprint Nextel Corporation
          Form 10-K for the fiscal year ended December 31, 2011
          Filed February 27, 2012
          File No. 001-04721

Dear Mr. Euteneuer:

We have reviewed your response letter dated April 19, 2012 and your filing and have the following comments. As noted in our letter dated April 5, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2011</u>

<u>Note 2. Summary of Significant Accounting Policies and Other Information, page F-8</u>

<u>Revenue Recognition, page F-11</u>

1.   We refer to your response to comment six from our letter dated April 5, 2012 and have the following additional questions:

- Please provide a copy of an agreement between you and one of your primary indirect dealers which includes provisions for equipment purchases, point-of-sale commissions and service contract commissions. Please summarize the key terms.

- Tell us your payment arrangements with indirect dealers. Specifically, tell us the arrangements in which indirect dealers are required to pay Sprint for their equipment purchases. Also, tell us the arrangements in which Sprint remits point-of-sale and service contract commissions to the indirect dealers. Refer to SAB Topic 13.

- Tell us the impact of returns and early contract terminations on point-of-sale and service contract commissions on indirect dealers. In that regard, tell us whether the indirect dealer is obligated to return a portion of the commission and how the returned commission is determined.

- We refer to the portion of your response on page 6 of your April 19, 2012 response indicating that you recognize equipment revenue when title and risk of loss passes from Sprint to the indirect dealer, assuming all other revenue recognition criteria of FASB ASC 605-10-S99 have been met. Tell us how you considered whether the equipment price is fixed and determinable. Also tell us how you consider whether your arrangements include price protection. In that regard, we see page 7 of your April 19, 2012 response indicates that the point-of-sale commission is calculated "based on the difference between the indirect dealer's initial purchase price and Sprint's currently advertised selling price".

- We refer to your disclosure on page F-11 indicating you recognize equipment revenue when title passes to the dealer or end-user subscriber. Tell us the circumstances that would cause you to recognize equipment revenue when title passes to the end-user subscriber.

- Tell us how you consider whether the indirect dealer is an agent and how you applied the criteria in FASB ASC 605-45.

- We refer to your disclosure on page 7 of your April 19, 2012 response which indicates "all commissions … offered by the Company are tied to the sale of a service contract…and not the sell-through of the device." We also note on page 40 of your 2011 Form 10-K, that the point-of-sale commission is a reimbursement to the indirect dealer for discounts offered to the end-user subscriber. Since the point-of-sale commission does not appear to be predicated on the sale of the equipment, tell us your basis in US GAAP for recording point-of-sale commissions as contra revenue.

Tell us how the point-of-sale commission for non-Apple devices is different from commissions paid to reduce the price of Apple devices. Refer to FASB ASC 605-50-25-13 to 25-18.

You may contact Leigh Ann Schultz at (202) 551-3628 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding these comments. You may also contact me at (202) 551-3815 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director